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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                  Tender Offer Statement under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                             ----------------------

                          LEVEL 3 COMMUNICATIONS, INC.
                        (Name of Subject Company (Issuer))

                              LEVEL 3 FINANCE, LLC
                        (Name of Filing Person (Offeror))

                   6% Convertible Subordinated Notes due 2009
                   6% Convertible Subordinated Notes due 2010
                         (Title of Class of Securities)

                                    52729NAG5
                                    52729NAS9
                     (Cusip Numbers of Class of Securities)

                            ------------------------

                             Thomas C. Stortz, Esq.
                                 General Counsel
                          Level 3 Communications, Inc.
                             1025 Eldorado Boulevard
                           Broomfield, Colorado 80021
                            Telephone: (720) 888-1000
           (Name, Address and Telephone Number of Person Authorized to
      Receive Notices and Communications on Behalf of the Filing Person(s))

                                   Copies to:

 John S. D'Alimonte, Esq.                      Allan G. Sperling, Esq.
 Willkie Farr & Gallagher                 Cleary, Gottlieb, Steen & Hamilton
    787 Seventh Avenue                            One Liberty Plaza
 New York, New York 10019                      New York, New York 10006
Telephone: (212) 728-8000                     Telephone: (212) 225-2000

                            CALCULATION OF FILING FEE

=====================================================================
 Transaction Valuation*               Amount of Filing Fee
---------------------------------------------------------------------
      $165,750,000                           $33,150
=====================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that (i) $300,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2009 are purchased at a price of $320 per $1,000 principal amount, and (ii) $225,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2010 are purchased at a price of $320 per $1,000 principal amount.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

 Amount Previously Paid:    Not applicable.    Filing party:    Not applicable.
 Form or Registration No.:  Not applicable.    Date Filed:      Not applicable.

[_] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third-party tender offer subject to Rule 14d-1

[X]  issuer tender offer subject to Rule 13e-4

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[_]  going private transaction subject to Rule 13e-3

[_]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:[_]

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         This Tender Offer Statement on Schedule TO relates to the separate offers by Level 3 Finance, LLC ("Purchaser"), a Delaware limited liability company and a wholly owned subsidiary of Level 3 Communications, Inc., a Delaware corporation ("Level 3"), to purchase up to $300,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2009 (the "2009 Convertible Notes") at a price not greater than $320 nor less than $290 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase, and up to $225,000,000 aggregate principal amount of Level 3's outstanding 6% Convertible Subordinated Notes due 2010 (the "2010 Convertible Notes" and, together with the 2009 Convertible Notes, the "Convertible Notes") at a price not greater than $310 nor less than $280 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offers for the Convertible Notes are being made upon the terms and subject to the conditions relating to the Convertible Notes set forth in the Offers to Purchase dated September 10, 2001 (the "Offers to Purchase") and in the related letter of transmittal (which, with respect to the Convertible Notes, as amended or supplemented from time to time, together constitute the "Convertible Notes Offers"). The Convertible Note Offers will expire at 11:59 p.m., New York City time, on October 5, 2001, unless extended. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Convertible Notes and the Convertible Notes Offers. The Offers to Purchase also relate to other offers for different debt securities of Level 3, which offers are not subject to the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

         All information set forth in the Offers to Purchase (but solely with respect to the Convertible Notes and the Convertible Note Offers) is incorporated by reference in response to Items 1 through 11 in this Schedule TO except those items as to which information is specifically provided herein.

Item 3.  Identity and Background of Filing Person.

         (a) The telephone number of Purchaser is (720) 888-2514. Thomas C. Stortz and Neil J. Eckstein are the sole managers of Purchaser. The business address of each of the managers currently is 3773 Howard Hughes Parkway, Suite 300 North, Las Vegas, Nevada 89109, and as of October 1, 2001, will be 3993 Howard Hughes Parkway, Suite 250, Las Vegas, Nevada 89109. Item 4. Terms of the Transaction.

Item 4.  Terms of the Transactions.

         (a)(vi) If Convertible Notes tendered have not by then been accepted for payment by Purchaser, any tendering holder may withdraw his or her tendered Convertible Notes at any time after November 5, 2001.

         (b) Purchaser and Level 3 have been advised that no director or officer of Level 3 currently intends to tender Convertible Notes pursuant to the Convertible Note Offers, but they reserve the right to do so subject to the terms and conditions of the Convertible Note Offers.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements

         (e) None of Purchaser, Level 3 or any person controlling Purchaser or Level 3 or, to Purchaser's and Level 3's knowledge, any of their respective directors, managers or executive officers, is a party to any executory contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Convertible Note Offers with respect to any securities of Level 3 (including, but not limited to, any executory contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 6.  Purpose of the Transaction and Plans or Proposals.

         (c) On July 26, 2001, Level 3 announced that Level 3 or its affiliates may, from time to time, exchange shares of Common Stock of Level 3, par value $.01 per share (the "Common Stock"), for certain of Level 3's outstanding debt securities, including the Convertible Notes, pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, in open market or privately negotiated transactions.

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         Except as set forth above or in the Offers to Purchase, neither
Purchaser nor Level 3 currently has any plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of Level 3 or the disposition of securities of Level 3; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Level 3 or any or all of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of Level 3 or any of its subsidiaries;
(iv) any change in the present Board of Directors or management of Level 3; (v) any material change in the present dividend rate or policy, or indebtedness or capitalization of Level 3; (vi) any other material change in Level 3's corporate structure or business; (vii) any change in Level 3's Certificate of Incorporation or By-Laws or any actions which could impede the acquisition of control of Level 3; (viii) a class of equity security of Level 3 being delisted from a national securities exchange; (ix) a class of equity security of Level 3 becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) the suspension of Level 3's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The maximum amount of funds required by Purchaser to purchase the Convertible Notes pursuant to the Convertible Note Offers is estimated to be approximately $165,750,000, assuming that (i) $300,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2009 are purchased at a price of $320 per $1,000 principal amount, and (ii) $225,000,000 aggregate principal amount of outstanding 6% Convertible Subordinated Notes due 2010 are purchased at a price of $320 per $1,000 principal amount.

Item 8.  Interest in Securities of the Subject Company.

         (a) Based on Purchaser's and Level 3's records and on information provided to Purchaser and Level 3 by their respective directors, managers, executive officers, associates and subsidiaries, none of Purchaser, Level 3 or any of their associates or subsidiaries or persons controlling Purchaser or Level 3, and, to the best of Purchaser's and Level 3's knowledge, none of the directors, managers or executive officers of Purchaser or Level 3 or any of their subsidiaries, or any associates or subsidiaries of any of the foregoing, beneficially owns any Convertible Notes, other than Walter Scott, Jr., who directly or indirectly beneficially owns 2009 Convertible Notes in an aggregate principal amount of $25,000,000, which, as of August 31, 2001, constitutes approximately 3.6% of the aggregate principal amount outstanding of the 2009 Convertible Notes.

         (b) On July 26, 2001, Level 3 announced that Level 3 or its affiliates may, from time to time, exchange shares of Common Stock for certain of Level 3's outstanding debt securities, including the Convertible Notes, pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, in open market or privately negotiated transactions. Subsequent to such announcement, Level 3 completed several such exchanges in privately negotiated transactions as described below.

         On August 8, 2001, Level 3 completed a privately negotiated exchange transaction in which 4,836,039 shares of Common Stock were exchanged for $60,000,000 aggregate principal amount of outstanding 2009 Convertible Notes. The exchange ratio was 80.60 shares of Common Stock per $1,000 principal amount of 2009 Convertible Notes (i.e., $12.41 principal amount of 2009 Convertible Notes per share of Common Stock).

                  On August 8, 2001, Level 3 completed a privately negotiated exchange transaction in which 1,209,009 shares of Common Stock were exchanged for $15,000,000 aggregate principal amount of outstanding 2010 Convertible Notes. The exchange ratio was 80.60 shares of Common Stock per $1,000

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principal amount of 2010 Convertible Notes (i.e., $12.41 principal amount of
2010 Convertible Notes per share of Common Stock).

                  On August 10, 2001, Level 3 completed a privately negotiated exchange transaction in which 657,088 shares of Common Stock were exchanged for $8,750,000 aggregate principal amount of outstanding 2010 Convertible Notes. The exchange ratio was 75.10 shares of Common Stock per $1,000 principal amount of 2010 Convertible Notes (i.e., $13.32 principal amount of 2010 Convertible Notes per share of Common Stock).

                  On August 15, 2001, Level 3 completed a privately negotiated exchange transaction in which 1,647,781 shares of Common Stock were exchanged for $20,000,000 aggregate principal amount of outstanding 2009 Convertible Notes. The exchange ratio was 82.39 shares of Common Stock per $1,000 principal amount of 2009 Convertible Notes (i.e., $12.14 principal amount of 2009 Convertible Notes per share of Common Stock).

                  On August 15, 2001, Level 3 completed a privately negotiated exchange transaction in which 411,945 shares of Common Stock were exchanged for $5,000,000 aggregate principal amount of outstanding 2010 Convertible Notes. The exchange ratio was 82.39 shares of Common Stock per $1,000 principal amount of 2010 Convertible Notes (i.e., $12.14 principal amount of 2010 Convertible Notes per share of Common Stock).

                  On August 21, 2001, Level 3 completed a privately negotiated exchange transaction in which 863,310 shares of Common Stock were exchanged for $10,000,000 aggregate principal amount of outstanding 2009 Convertible Notes. The exchange ratio was 86.33 shares of Common Stock per $1,000 principal amount of 2009 Convertible Notes (i.e., $11.58 principal amount of 2009 Convertible Notes per share of Common Stock).

                  On August 22, 2001, Level 3 completed a privately negotiated exchange transaction in which 1,758,782 shares of Common Stock were exchanged for $20,000,000 aggregate principal amount of outstanding 2009 Convertible Notes. The exchange ratio was 87.94 shares of Common Stock per $1,000 principal amount of 2009 Convertible Notes (i.e., $11.37 principal amount of 2009 Convertible Notes per share of Common Stock).

                  On August 22, 2001, Level 3 completed a privately negotiated exchange transaction in which 439,695 shares of Common Stock were exchanged for $5,000,000 aggregate principal amount of outstanding 2010 Convertible Notes. The exchange ratio was 87.94 shares of Common Stock per $1,000 principal amount of 2010 Convertible Notes (i.e., $11.37 principal amount of 2010 Convertible Notes 2010 per share of Common Stock).

                  On August 29, 2001, Level 3 completed a privately negotiated exchange transaction in which 1,998,248 shares of Common Stock were exchanged for $20,000,000 aggregate principal amount of outstanding 2009 Convertible Notes. The exchange ratio was 99.91 shares of Common Stock per $1,000 principal amount of 2009 Convertible Notes (i.e., $10.01 principal amount of 2009 Convertible Notes per share of Common Stock).

                  On August 29, 2001, Level 3 completed a privately negotiated exchange transaction in which 499,562 shares of Common Stock were exchanged for $5,000,000 aggregate principal amount of outstanding 2010 Convertible Notes. The exchange ratio was 99.91 shares of Common Stock per $1,000

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principal amount of 2010 Convertible Notes (i.e., $10.01 principal amount of
2010 Convertible Notes per share of Common Stock).

                Except as set forth above, based on Purchaser's and on Level 3's records and information provided to Purchaser and Level 3 by their respective directors, managers, executive officers, associates and subsidiaries, none of Purchaser, Level 3 or any of their associates or subsidiaries or persons controlling Purchaser or Level 3, and, to the best of Purchaser's and Level 3's knowledge, none of the directors, managers or executive officers of Purchaser or Level 3 or any of their subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in Convertible Notes during the past 60 days.

Item 12.  Exhibits.

(a)(1)(i)       Offer to Purchase.
(a)(1)(ii)      Letter of Transmittal.
(a)(1)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)(i)       Press Release, dated September 10, 2001.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       LEVEL 3 FINANCE, LLC

                                       By:    /s/ Neil J. Eckstein
                                              ---------------------------
                                              Name:  Neil J. Eckstein
                                              Title: Manager

Dated:  September 13, 2001


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                                  EXHIBIT INDEX
Exhibit
Number       Description
------       -----------

(a)(1)(i)    Offer to Purchase.

(a)(1)(ii)   Letter of Transmittal.

(a)(1)(iii) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(i)    Press Release dated September 10, 2001.


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